# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coastal Financial Corporation, CIK 0001437958
CUSIP: 19046P209
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 5415 Evergreen Way, Everett, Washington (WA), 98203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-036607
Filed by CIK 0001218749

## Reporting persons
- Endeavour Capital Advisors Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 455,229; sole dispositive power 0; shared dispositive power 455,229; aggregate amount beneficially owned 455,229 (3% of the class)
- Laurence M. Austin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 455,229; sole dispositive power 0; shared dispositive power 455,229; aggregate amount beneficially owned 455,229 (3% of the class)
- Mitchell J. Katz: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 455,229; sole dispositive power 0; shared dispositive power 455,229; aggregate amount beneficially owned 455,229 (3% of the class)
- Jonah Marcus: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 455,229; sole dispositive power 0; shared dispositive power 455,229; aggregate amount beneficially owned 455,229 (3% of the class)

## Item 1. Issuer
Name of issuer: Coastal Financial Corporation
Address of issuer's principal executive offices: 5415 Evergreen Way, Everett, WA 98203

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, with respect to shares of Common Stock, no par value per share (the "Common Stock") of Coastal Financial Corporation (the "Issuer"): (i) Endeavour Capital Advisors Inc. ("Endeavour"), (ii) Laurence M. Austin, (iii) Mitchell J. Katz and (iv) Jonah Marcus.
Address of principal business office or, if none, residence:
Endeavour Capital Advisors Inc.
410 Greenwich Avenue
Greenwich, CT 06830
Citizenship: Endeavour is a Delaware corporation and Messrs. Austin, Katz and Marcus are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) of this Schedule 13G is hereby incorporated by reference. The ownership percentages are based on 14,935,298 shares of Common Stock outstanding as of December 31, 2024, as reported in Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2025.
Percent of class:
Endeavour: 3.0%
Laurence M. Austin: 3.0%
Mitchell J. Katz: 3.0%
Jonah Marcus: 3.0
Sole power to vote or to direct the vote:
Endeavour: 0
Laurence M. Austin: 0
Mitchell J. Katz: 0
Jonah Marcus: 0
Shared power to vote or to direct the vote:
Endeavour: 455,229
Laurence M. Austin: 455,229
Mitchell J. Katz: 455,229
Jonah Marcus: 455,229
Sole power to dispose or to direct the disposition:
Endeavour: 0
Laurence M. Austin: 0
Mitchell J. Katz: 0
Jonah Marcus: 0
Shared power to dispose or to direct the disposition:
Endeavour: 455,229
Laurence M. Austin: 455,229
Mitchell J. Katz: 455,229
Jonah Marcus: 455,229

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Endeavour Capital Advisors Inc.: /s/ Glenn Hofsess, Glenn Hofsess, Chief Financial Officer (02/14/2025)
- Laurence M. Austin: /s/ Laurence M. Austin, Laurence M. Austin (02/14/2025)
- Mitchell J. Katz: /s/ Mitchell J. Katz, Mitchell J. Katz (02/14/2025)
- Jonah Marcus: /s/ Jonah Marcus, Jonah Marcus (02/14/2025)
Comment: *The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.